FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2012

Commission File Number: 001-11960

AstraZeneca PLC

2 Kingdom Street, London W2 6BD

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X      Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __     No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

Transaction by Person Discharging Managerial Responsibilities

Disclosure Rule DTR 3.1.4

On 20 November 2012, Pascal Soriot, a Director of the Company notified us that, on 20 November 2012, he purchased 3,500 AstraZeneca PLC Ordinary Shares of $0.25 each at a price of 2825 pence per share.

Under the Company's Articles of Association, by way of qualification, a Director is required to be the beneficial owner of 500 Ordinary Shares of the Company, such shares to be obtained within two months of the date of his appointment.

Following this purchase, Mr Soriot has a total interest, including the previously disclosed interest under certain of the Company's share plans, in 141,716 AstraZeneca shares.

A C N Kemp
Company Secretary
21 November 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 21 November 2012	By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary